Exhibit 99.(a)(5)

For:

Nobel Learning Communities, Inc.

Tom Frank

Chief Financial Officer

484-947-2000

FOR IMMEDIATE RELEASE

Nobel Learning Communities, Inc. Announces Extension of Tender Offer for Outstanding Options

WEST CHESTER, Pa. – August 2, 2011 – Nobel Learning Communities, Inc. (NASDAQ: NLCI) (“Nobel Learning” or the “Company”), a leading operator of private preschools, elementary schools, middle schools and K-12 online distance learning, today announced that it is notifying holders of options to purchase shares of the Company’s common stock (the “Options”) that the deadline for holders to tender their Options (the “tender offer”) has been extended from 5:00 p.m., New York City time, on August 2, 2011, to 12:00 p.m., New York City time, on August 9, 2011.

The other terms and conditions of the tender offer as set forth in the Offer to Purchase, dated July 5, 2011 and filed as an exhibit to the Company’s tender offer statement on Schedule TO remain unchanged, including the deadline for withdrawals of tenders of Options, the purchase price to be paid for tendered Options, and the date for payment of the purchase price for the tendered Options.

An amendment to the tender offer statement on Schedule TO incorporating this change will be filed with the SEC. Materials filed with the SEC are available without charge at the SEC’s website, www.sec.gov.

Our board of directors approved this tender offer and recommends that all holders of eligible Options tender such Options for cash pursuant to this offer.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of the Company. Questions relating to, and requests for copies of, the Offer to Purchase and related materials should be directed to Nobel Learning Communities, Inc., 1615 West Chester Pike, Suite 200, West Chester, Pennsylvania 19382, tel: (484) 947-2000, Attention: Thomas Frank, Chief Financial Officer, fax: (484) 947-2004; Tom.Frank@nlcinc.com.

About Nobel Learning

Nobel Learning operates a national network of 190 nonsectarian private Pre-K and K+ schools and a global K-12 online distance learning community. All Nobel Learning schools are dedicated to providing a high-quality private education, through small class sizes, caring and skilled teachers, and attention to individual learning styles. Nobel Learning also offers an array of supplemental educational services, including before- and after-school programs, the Camp Zone® summer program, learning support programs, and specialty schools. For additional information, please visit www.NobelLearning.com.

Forward-Looking Statements

This release contains, and the conference call in respect of the subject matter hereof will contain, forward-looking statements within the meaning of the “safe harbor” provisions of the federal securities laws, including, without limitation, statements about the expected timing, completion and effects of the proposed transaction between the Company and Leeds Equity. These forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from such statements. The Company may not be able to complete the proposed merger because of a number of factors, including, among other things, the failure to obtain stockholder approval or the failure to satisfy other closing conditions. Other risks and uncertainties that may affect forward-looking statements are described in the “Risk Factors” section and elsewhere in the company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (“SEC”) on September 16, 2010. The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.